Exhibit 2.5

Equity Transfer Agreement

This Agreement is jointly concluded and signed by and between the following parties in Changjiang, Hainan on February 2, 2015.

Transferor:	Hainan Wenchang Mingsheng Investment Co., Ltd. (hereinafter referred to as Party A)
Domicile of Transferor:	Intersection of Wenjian Road and Guhong Road, Wencheng Town, Wenchang, Hainan
Transferee:	Hengfang Li, Degang Hou, Guangfeng Dai and Zhizhong Hu (the shareholders at Beijing REIT Technology Development Co., Ltd.), Beijing REIT Technology Development Co., Ltd (hereinafter referred to as Party B)
Domicile of Transferee:	Room 702, No. 6 Building (residence), Run Feng De Shang Yuan, No. 60, Anli Road, Chaoyang District, Beijing

The registered capital of REIT Environmental Building Material (Changjiang) Co., Ltd (hereinafter referred to as the Target Company) is RMB100 million, among them, Party A contributes RMB 20.4995 million, accounting for 20.4995%; pursuant to the stipulations of relevant laws and regulations and through friendly consultation, each party hereto has agreed upon the terms and conditions as follows:

Article	1: Target of equity transfer and transfer price
1.	Party A agrees to transfer 100% of its equity interests in the Target Company (20.4995%) to Party B at the price of RMB 20.4995 million.
2.	Other rights affiliated to the equity will be transferred along with equity transfer.
3.	Within 20 days as of the date of signature hereof, the Transferee shall pay off the total equity transfer price to the Transferor.
4.	The transfer price of RMB 20.4995 million will be paid by Hengfang Li, Degang Hou, Guangfeng Dai and Zhizhong Hu (“the four individual shareholders), the above payment are deemed to be their investment in Beijing REIT Technology Development Co., Ltd (“Beijing REIT”) and its subsidiaries, Beijing REIT does not need to pay the transfer fee back to the four individual shareholders.

Article	2: Commitment and guarantee

Party A guarantees that Party A legally owns the equity to be transferred as prescribed in Article 1 hereof, and has the complete and effective right of disposition thereto. For the transferred equity, Party A guarantees that no pledge or other warranty has been set, and it is exempted from any recourse of the third person.

Article	3: Default responsibility

In case of default, the breaching party shall pay the other party 5% of the contractual amount as liquidated damages.

Article	4: Dispute settlement

This Agreement is governed by relevant laws of the People's Republic of China, and the interpretation thereof shall apply.

For any dispute arising herefrom or related hereto, both parties shall settle through friendly consultation. If consultation fails, either party may file a lawsuit to the people's court in the place where the Target Company is located.

Article	5: Miscellaneous
1.	This Agreement is made in sextuplicate, each party hereto holds two copies respectively, and the Target Company holds two copies for the preparation of using them to go through relevant formalities.
2.	This Agreement will become effective upon each party's signature and seal.

Party A /s/ Corporate Seal and Signature
Date: February 2, 2015

Party B /s/ Hengfang Li /s/ Degang Hou /s/ Guangfeng Dai /s/ Zhizhong Hu /s/ Beijing REIT Technology Development Co., Ltd by Hengfang Li
Date: February 2, 2015